Exhibit 99.8

KPMG LLP

Chartered Professional Accountants

PO Box 10426

777 Dunsmuir Street

Vancouver, BC    V7Y 1K3

Tel (604) 691-3000

Fax (604) 691-3031

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

3150 - 1021 West Hastings Street

Vancouver, BC V6E 0C3

Ladies and Gentlemen:

We consent to the use of our report, dated March 19, 2021, with respect to the consolidated financial statements included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-253512) on Form F-10 of NexGen Energy Ltd.

Very truly yours,

Chartered Professional Accountants

March 19, 2021

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.